The Trust held a special shareholder meeting on December 18, 2014 for the election of Trustees to the Board.

Shareholders of the Trust voted as indicated below:

						      Affirmative    Withholding
							              Authority

Election of Deborah A. DeCotis 				7,313,852 	 -
Election of Bradford K. Gallagher 			7,313,852 	 -
Election of James A. Jacobson 				7,313,852	 -
Election of Hans W. Kertess 				7,313,852 	 -
Election of William B. Ogden, IV 			7,313,852	 -
Election of Alan Rappaport 				7,313,852	 -
Election of F. Ford Drummond 				7,313,852	 -
Election of Susan M. King* 				7,313,852 	 -
Election of James S. MacLeod 				7,313,852 	 -
Election of Davey S. Scoon 				7,313,852 	 -
Election of Julian Sluyters* 				7,313,852 	 -

* Interested Trustee